FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on February 28, 2012, by Panasonic Corporation (the registrant), announcing proposed senior management changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: February 29, 2012

February 28, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan) Global Public Relations Office (Tel: +81-3-6403-3040)	Haruhiko Sezaki (Japan) Investor Relations (Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205)	Yuko Iwatsu (U.S.) Panasonic Finance (America), Inc. (Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe) Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces Proposed Senior Management Changes

Osaka, Japan, February 28, 2012 - Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”), today announced the following changes of the members of the Board of Directors, Corporate Auditors and Executive Officers, effective April 1, 2012, and proposed changes of the members of the Board of Directors, and the Board of Corporate Auditors effective June 27, 2012. These proposed changes will be submitted for and subject to approval at the company’s ordinary general meeting of shareholders to be held on June 27, 2012.

1.	Members of the Board of Directors (Effective April 1)

Title	Name	Responsibilities
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Toshihiro Sakamoto	In charge of Global Consumer Marketing Sector

	Takahiro Mori	In charge of Planning

	Yasuo Katsura	Representative in Tokyo

Title	Name	Responsibilities
Senior Managing Directors	Ken Morita

Ikusaburo Kashima

In charge of Legal Affairs and Intellectual Property

Director, Corporate Legal Affairs Division

In charge of Corporate Risk Management, Corporate Information Security, Corporate Business Ethics, and Corporate International Affairs

	Yoshihiko Yamada	In charge of Industrial Devices Business

Kazuhiro Tsuga

	Yoshiiku Miyata	Director, Global Consumer Marketing Sector In charge of Design

	Kazunori Takami**	President, Appliances Company

Managing Directors	Makoto Uenoyama	In charge of Accounting and Finance

	Masatoshi Harada	Representative in Kansai

	Takashi Toyama	President, Systems & Communications Company President, Panasonic System Networks Co., Ltd.

	Yoshiyuki Miyabe	In charge of Technology, New Business Strategy Office, and Panasonic Start-up Fund

	Yoshiaki Nakagawa	In charge of Human Resources, General Affairs, and Social Relations In charge of e-Work Promotion Office and Facility Management

Directors	Ikuo Uno

Masayuki Oku

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Masayuki Oku are outside directors of the company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

2.	Members of the Board of Corporate Auditors (Effective April 1)

Title	Name	Responsibilities
Senior Corporate Auditors	Masahiro Seyama

	Yoshihiro Furuta	Chairman, Panasonic Group Auditors Meeting

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

Note:	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

3.	Executive Officers (Effective April 1)

Title	Name	Responsibilities
Senior Managing Executive Officers	Shusaku Nagae	In charge of Solution Business President, Eco Solutions Company

	Seiichiro Sano	In charge of Special Task

	Takumi Kajisha**	In charge of Corporate Communications, Advertising, Corporate Citizenship, and CSR Office

Managing Executive Officers	Yutaka Takehana	Director, Corporate Division for Government & Public Affairs

	Toshiaki Kobayashi	President Director, Electronic Components and Materials Business Group Industrial Devices Company

	Yoshihisa Fukushima	In charge of Intellectual Property Director, Corporate Intellectual Property Division President, Intellectual Property Rights Operations Company

	Hideaki Kawai	General Manager, Corporate Planning Group

	Laurent Abadie	Regional Head for Europe & CIS Chairman & CEO, Panasonic Europe Ltd. Managing Director, Panasonic Marketing Europe GmbH

Title	Name	Responsibilities
Managing Executive Officers	Yorihisa Shiokawa	Regional Head for Asia, the Middle East & Africa Managing Director, Panasonic Asia Pacific Pte. Ltd.

	Jun Ishii**	In charge of Sales Company and Channel Strategy for Japan, Global Consumer Marketing Sector President, Panasonic Consumer Marketing Co., Ltd.

	Mamoru Yoshida**	President Director, Display Network Products Business Group AVC Networks Company

Tsuyoshi Nomura**

In charge of Manufacturing Innovation

Director, Corporate Manufacturing Innovation Division

In charge of Advanced Production Systems Development Company, Quality Administration, FF Customer Support & Management, Environmental Affairs, Procurement, Logistics, and Motor Business Administration Office

Executive Officers	Joseph Taylor	Regional Head for North America Chairman & CEO, Panasonic Corporation of North America

	Toshiro Kisaka	In charge of Groupwide Cost Busters Project Project Manager, Groupwide Cost Busters Project Director, Corporate Procurement Division Director, Corporate Global Logistics Division

	Masato Tomita	Vice President In charge of Overseas Operations Eco Solutions Company

	Takeshi Uenoyama	In charge of Device Technology General Manager, Device Strategy Office In charge of Advanced Technology Research Laboratories Acting Director, The Nakao Laboratory

	Shiro Nishiguchi	Director, AVC Marketing Division, Global Consumer Marketing Sector

Title	Name	Responsibilities
Executive Officers	Yoshiro Takemoto*	President, Manufacturing Solutions Company President, Panasonic Factory Solutions Co., Ltd.

	Kenji Yamane*	President, Healthcare Company President, Panasonic Healthcare Co., Ltd.

	Yoshio Ito	Senior Vice President Director, Display Devices Business Group AVC Networks Company

	Hidetoshi Osawa	Regional Head for China & Northeast Asia Chairman, Panasonic Corporation of China

	Yukio Nakashima	Director, Appliances Marketing Division, Global Consumer Marketing Sector

	Kuniaki Matsukage	Vice President Director, Lighting Business Group Eco Solutions Company

	Masato Ito	President, Energy Company President, SANYO Electric Co., Ltd.

	Yasutomo Fukui	In charge of Information Systems

	Katsuhiko Fujiwara	Senior Vice President Director, Air Conditioning and Cold Chain Business Group Appliances Company

	Masahisa Shibata	President, Automotive Systems Company

	Toshiyuki Takagi	Senior Vice President Director, Business Solutions Business Group AVC Networks Company

	Shiro Kitajima	President, Panasonic Consumer Marketing Company of North America, Panasonic Corporation of North America

Title	Name	Responsibilities
Executive Officers	Machiko Miyai	Director, Corporate Environmental Affairs Division Director, Corporate Electricity Saving Division

	Masahiro Ido*	Vice President In charge of Planning Director, Customer Communication Center Eco Solutions Company

	Satoshi Takeyasu*	Vice President Director, Comprehensive Solutions Division Eco Solutions Company

	Takeo Endo*	Managing Director, Panasonic Consumer Marketing China, Panasonic Corporation of China

4.	Resignation and Appointments of the Members of the Board of Directors and Senior Corporate Auditor (Effective June 27)

Resignation:

Title	Name	Responsibilities
Chairman of the Board	Kunio Nakamura	To be appointed Executive Advisor

Executive Vice Presidents	Toshihiro Sakamoto	To be appointed Corporate Advisor

	Takahiro Mori	To be appointed Corporate Advisor

Senior Managing Directors	Ken Morita	To be appointed Corporate Advisor

Senior Managing Executive Officer	Seiichiro Sano

Managing Directors	Makoto Uenoyama	Retaining his position as Managing Executive Officer

	Masatoshi Harada	Retaining his position as Managing Executive Officer

Senior Corporate Auditor	Masahiro Seyama

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita	Honorary Chairman

Assignments:

Title	Name	Responsibilities (as of April 1)
Chairman of the Board	Fumio Ohtsubo**

Title	Name	Responsibilities (as of April 1)
President	Kazuhiro Tsuga**

Executive Vice President	Shusaku Nagae	Former: Senior Managing Executive Officer Current: In charge of Solution Business President, Eco Solutions Company

Managing Directors	Hideaki Kawai	Former: General Manager, Corporate Planning Group Current: Managing Executive Officer

	Mamoru Yoshida	Current: Managing Executive Officer President, and Director, Display Network Products Business Group, AVC Networks Company

Senior Corporate Auditor	Seiichiro Sano	Former: Senior Managing Executive Officer In charge of Special Task

5.	Members of the Board of Directors (Effective June 27)

Title	Name	Responsibilities
Chairman of the Board	Fumio Ohtsubo**

Vice Chairman of the Board	Masayuki Matsushita

President	Kazuhiro Tsuga**

Executive Vice Presidents	Yasuo Katsura	Representative in Tokyo

	Shusaku Nagae* **	In charge of Solution Business President, Eco Solutions Company In charge of Corporate Division for Promoting Energy Solution Business

Senior Managing Directors	Ikusaburo Kashima

In charge of Legal Affairs and Intellectual Property

Director, Corporate Legal Affairs Division

In charge of Corporate Risk Management, Corporate Information Security, Corporate Business Ethics, and Corporate International Affairs

	Yoshihiko Yamada	In charge of Industrial Devices Business

	Yoshiiku Miyata	Director, Global Consumer Marketing Sector In charge of Design

	Kazunori Takami	President, Appliances Company

Title	Name	Responsibilities
Managing Directors	Takashi Toyama	In charge of Planning General Manager, Corporate Planning Group In charge of Information Systems

	Hideaki Kawai*	In charge of Accounting and Finance

	Yoshiyuki Miyabe	In charge of Technology, New Business Strategy Office, and Panasonic Start-up Fund

	Yoshiaki Nakagawa	In charge of Human Resources, General Affairs, and Social Relations In charge of e-Work Promotion Office and Facility Management

	Mamoru Yoshida*	President Director, Display Network Products Business Group AVC Networks Company

Directors	Ikuo Uno

Masayuki Oku

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Masayuki Oku are outside directors of the company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

6.	Members of the Board of Corporate Auditors (Effective June 27)

Title	Name	Responsibilities
Senior Corporate Auditors	Seiichiro Sano*

	Yoshihiro Furuta	Chairman, Panasonic Group Auditors Meeting

Corporate Auditors	Yasuo Yoshino

Ikuo Hata***

Hiroyuki Takahashi

Note:	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

*	newly appointed
**	promoted
***	reappointed

7.	Executive Officers (Effective June 27)

Title	Name	Responsibilities
Senior Managing Executive Officers	Takumi Kajisha	In charge of Corporate Communications, Advertising, Corporate Citizenship, and CSR Office

Managing Executive Officers	Yutaka Takehana	Director, Corporate Division for Government & Public Affairs

	Makoto Uenoyama	Senior Vice President In charge of Administration Eco Solutions Company

	Toshiaki Kobayashi	President Director, Electronic Components and Materials Business Group Industrial Devices Company

	Masatoshi Harada	Representative in Kansai

	Yoshihisa Fukushima	In charge of Intellectual Property Director, Corporate Intellectual Property Division President, Intellectual Property Rights Operations Company

	Laurent Abadie	Regional Head for Europe & CIS Chairman & CEO, Panasonic Europe Ltd. Managing Director, Panasonic Marketing Europe GmbH

	Yorihisa Shiokawa	Regional Head for Asia, the Middle East & Africa Managing Director, Panasonic Asia Pacific Pte. Ltd.

	Jun Ishii	In charge of Sales Company and Channel Strategy for Japan, Global Consumer Marketing Sector President, Panasonic Consumer Marketing Co., Ltd.

Tsuyoshi Nomura

In charge of Manufacturing Innovation

Director, Corporate Manufacturing Innovation Division

In charge of Advanced Production Systems Development Company, Quality Administration, FF Customer Support & Management, Environmental Affairs, Procurement, Logistics, and Motor Business Administration Office

Title	Name	Responsibilities
Executive Officers	Joseph Taylor	Regional Head for North America Chairman & CEO, Panasonic Corporation of North America

	Toshiro Kisaka	In charge of Groupwide Cost Busters Project Project Manager, Groupwide Cost Busters Project Director, Corporate Procurement Division Director, Corporate Global Logistics Division

	Masato Tomita	Vice President In charge of Overseas Operations Eco Solutions Company

	Takeshi Uenoyama	In charge of Device Technology General Manager, Device Strategy Office In charge of Advanced Technology Research Laboratories Acting Director, The Nakao Laboratory

	Shiro Nishiguchi	Director, AVC Marketing Division, Global Consumer Marketing Sector

	Yoshiro Takemoto	President, Manufacturing Solutions Company President, Panasonic Factory Solutions Co., Ltd.

	Kenji Yamane	President, Healthcare Company President, Panasonic Healthcare Co., Ltd.

	Yoshio Ito	Senior Vice President Director, Display Devices Business Group AVC Networks Company

	Hidetoshi Osawa	Regional Head for China & Northeast Asia Chairman, Panasonic Corporation of China

	Yukio Nakashima	Director, Appliances Marketing Division, Global Consumer Marketing Sector

	Kuniaki Matsukage	Vice President Director, Lighting Business Group Eco Solutions Company

	Masato Ito	President, Energy Company President, SANYO Electric Co., Ltd.

Title	Name	Responsibilities
Executive Officers	Yasutomo Fukui	In charge of Information Systems

	Katsuhiko Fujiwara	Senior Vice President Director, Air Conditioning and Cold Chain Business Group Appliances Company

	Masahisa Shibata	President, Automotive Systems Company

	Toshiyuki Takagi	President, Systems & Communications Company President, Panasonic System Networks Co., Ltd.

	Shiro Kitajima	President, Panasonic Consumer Marketing Company of North America, Panasonic Corporation of North America

	Machiko Miyai	Director, Corporate Environmental Affairs Division Director, Corporate Electricity Saving Division

	Masahiro Ido	Vice President In charge of Planning Director, Customer Communication Center Eco Solutions Company

	Satoshi Takeyasu	Vice President Director, Comprehensive Solutions Division Eco Solutions Company

	Takeo Endo	Managing Director, Panasonic Consumer Marketing China, Panasonic Corporation of China

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 8.69 trillion yen (US$105 billion) for the year ended March 31, 2011. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/

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